[AXA LOGO]
                                  PRESS RELEASE

                                                             MAY 6, 2004

--------------------------------------------------------------------------------
                        AXA CONSOLIDATED REVENUES UP 2.3%
                    ON A COMPARABLE BASIS TO EURO 20 BILLION
                           FOR THE FIRST QUARTER 2004

                       UNIT-LINKED PRODUCTS INCREASED 22%
                   TO REPRESENT 35% OF LIFE & SAVINGS REVENUES
--------------------------------------------------------------------------------


o TOTAL LIFE & SAVINGS REVENUES INCREASED BY 1.5% IN THE FIRST QUARTER OF 2004 TO EURO 11,777 MILLION AND UNIT-LINKED PRODUCTS SALES WERE UP 22%. TOTAL SALES GROWTH WAS AFFECTED BY SIGNIFICANT NON-RECURRING PREMIUMS IN BOTH JAPAN AND BELGIUM IN THE FIRST QUARTER 2003.

o TOTAL PROPERTY & CASUALTY GROSS WRITTEN PREMIUMS INCREASED BY 5.4% IN THE FIRST QUARTER OF 2004 TO EURO 5,631 MILLION, EVIDENCE OF THE CONTINUATION OF A FAVORABLE PRICING ENVIRONMENT AS WELL AS THE GROUP'S ABILITY TO ATTRACT NEW CLIENTS.

o ASSET MANAGEMENT REVENUES INCREASED BY 25.5% TO EURO 743 MILLION IN THE FIRST QUARTER OF 2004, AS A RESULT OF HIGHER AVERAGE AUM (+21% COMPARED TO FIRST QUARTER 2003).

o INTERNATIONAL INSURANCE REVENUES DECLINED BY 7.3% TO EURO 1,690 MILLION ON THE BACK OF A 15.2% DECREASE IN REINSURANCE ACTIVITIES REFLECTING THE TAIL EFFECT OF AXA RE'S RESTRUCTURING PROGRAM IMPLEMENTED SINCE 2002. AXA RE'S CORE BUSINESS LINES POSTED ONLY A SLIGHT DECLINE. AXA CORPORATE SOLUTIONS ASSURANCE OPERATIONS DECREASED BY 2.3%, MAINLY AFFECTED BY A SELECTIVE APPROACH IN PROPERTY.

--------------------------------------------------------------------------------
Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
--------------------------------------------------------------------------------

PARIS--AXA reported today consolidated revenues of Euro 20.0 billion for the first quarter 2004. On a comparable basis (adjusted for scope and currency changes), revenues grew by 2.3% compared to the same period last year. On a reported basis, total revenues were down 1.9% from the first quarter 2003 (Euro
20.4 billion), mainly impacted by the strength of the Euro versus other currencies (Euro 0.8 billion impact or -3.9%).

"Revenues for the first quarter of 2004 on Property & Casualty, Asset Management and Unit-Linked products are very encouraging", said AXA Chief Executive Officer Henri de Castries."

"First quarter growth in our Life & Savings operations is tempered by specific events that occurred in first quarter 2003, but is showing underlying strength in line with our strategy to focus on more profitable products."

"Performance of International Insurance is aligned with our objective of risk control."

"All of those indicators are pointing towards a good profitable growth both in terms of short term earnings and longer term value creation."


                                           ---------------------------------------------------------------------------
Three months ended                                                                   Change on a      Contribution
(Euro million)                              March 31,     March 31,      Change      comparable         to Total
                                               2004         2003                        basis           Revenues
----------------------------------------------------------------------------------------------------------------------

 TOTAL                                        20 048        20 431        -1.9%           +2.3%          100%

 Life & Savings                               11 777        12 165        -3.2%           +1.5%           59%

 Property & Casualty                           5 631         5 334        +5.6%           +5.4%           28%

 International Insurance                       1 690         2 024       -16.5%           -7.3%            8%

 Asset Management                                743           670       +10.9%          +25.5%            4%

 Other Financial Services                        207           237       -12.7%          -11.2%            1%
----------------------------------------------------------------------------------------------------------------------

LIFE & SAVINGS: 59% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 1.5% IN THE FIRST QUARTER OF 2004 TO EURO 11,777 MILLION AS COMPARED TO A STRONG FIRST QUARTER 2003, WHEN BOTH JAPAN AND BELGIUM RECORDED SIGNIFICANT VOLUME OF NON-RECURRING PREMIUMS. DESPITE INDIVIDUAL SALES BEING AT A 2003 RECORD HIGH IN THE FIRST QUARTER 2003, FRANCE REVENUES GREW 10% IN THE FIRST QUARTER 2004.

First quarter 2004 sales progression was primarily driven by unit-linked products which increased by 22% to represent 35% of total revenues in the first quarter 2004 compared to 30% in the first quarter 2003.



                                             ----------------------------------------------------------------
Three months ended                             March 31,        March 31,                      Change on a
(Euro million)                                    2004            2003           Change     comparable basis
-------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                    11 777         12 165           -3.2%            +1.5%
.. France                                           3 232          2 947           +9.7%            +9.7%
.. United States                                    2 981          3 346          -10.9%            +3.8%
.. United Kingdom                                   1 506          1 441           +4.5%            +6.1%
.. Japan                                            1 414          1 700          -16.8%           -12.0%
.. Germany                                            857            807           +6.3%            +6.3%
.. Belgium (a)                                        597            673          -11.2%           -15.0%
.. Southern Europe                                    255            220          +15.9%           +15.9%
.. Other countries                                    934          1 030           -9.4%            -9.1%
    of which Australia/New Zealand                   345            411          -16.3%           -24.3%
    of which Hong-Kong                               183            206          -11.3%            +2.5%
-------------------------------------------------------------------------------------------------------------

(a) As of January 1, 2004, the minority interests of Assurances La Poste have been bought out. Belgium 1Q03 Life & Savings revenues would have been Euro 30 million higher if the minority buyout had been effective as of January 1, 2003.

FRANCE: Revenues were up 10%, due to continued Investment & Savings growth in both Individual and Group segments. The individual savings segment's 9% growth in the first quarter 2004 compares to a very strong first quarter 2003, where individual savings increased 21% versus 7% for the overall market (source FFSA). First quarter 2004 growth was supported by a strong increase in unit-linked premiums (+74%), compared with a 50% increase for the overall market (source
FFSA). Group Investment & Savings premiums increased 23% due to new business with major companies, benefiting from AXA's favorable competitive market position. AXA Banque's revenues(1) increased by 6% to Euro 29 million fuelled by the new product offering launched in September 2003 and an increase in the client portfolio, which compensate a low interest rate environment.

UNITED STATES: Revenues increased by 4% compared to first quarter 2003 driven primarily by increases in Life premiums, Institutional Separate Account premiums and asset management fees. Excluding Institutional Separate Account premiums, revenues increased by 1% for the first quarter 2004. Variable Annuity sales in first quarter 2004 were Euro 2 billion ($2.6 billion), representing a 1% increase compared to last year. A new offering, to be released in third quarter 2004, should enhance AXA's variable annuity product range. Unit-linked premiums increased to represent 67% of gross revenues, compared to 54% in first quarter 2003, as a result of the Accumulator product change implemented in third quarter 2003 restricting General Account allocations. Total Life premiums increased by 5% during first quarter 2004, including a first year sales increase of 26% driven by strong Universal Life Interest Sensitive product sales. Other Revenues were up 54% due primarily to increases in asset management fees driven by

-----------------------
1 Reported under Other Financial Services.

significantly higher account balances resulting from market appreciation and strong net sales in 2003. Total APE in the US was up 9%, driven by increased life premiums, which are regular premiums by nature.

UNITED KINGDOM: Total revenues increased by 6%, with new business on an APE(2) basis flat compared to first quarter 2003. This was driven by continued growth in sales of unit-linked bonds, up 28% from first quarter 2003 and up 7% from fourth quarter 2003. Unit-linked premiums reached a record level of 72% of total premiums in first quarter 2004.

JAPAN: Revenues decreased by 12%. Excluding the impact of Group pension transfers (Euro 29 million in 2004 versus Euro 570 million last year) and of Euro 208 million of conversions in first quarter 2004, revenues increased a solid 10%, driven by the growth in Investment & Savings premiums (+39%) reflecting strong individual annuity sales in the bancassurance channel. Health premiums increased by 11% (excluding conversions of Euro 145 million), as the salesforce focused on sales of Medical Whole Life products, which offer higher margins. Total APE in Japan was up 6%, driven by the single premium sales of individual annuity products.

GERMANY: Revenues rose by 6%, driven by double-digit growth in unit-linked Investment & Savings products fuelled by strong new business from the newly established "Pensionskasse" (group pension fund product). Health revenues increased by 17%, outperforming the market, due to new business inflows and legal premium adjustment on renewals at the beginning of the year. Life revenues increased by 2%, entirely driven by the continued growth of the unit-linked portfolio.

BELGIUM: Revenues decreased by 11% or 15% on a comparable basis(3). Excluding a non-recurring single premium contract of Euro 103 million in the first quarter of 2003, revenues were flat on a comparable basis. Non unit-linked products continued to register solid growth, with Crest up 29% while unit-linked sales declined (-44%) as the new structured funds launched this year had a slow start.

SOUTHERN EUROPE: Revenues increased by 16%. In Italy, revenues increased by 69% driven by Investment & Savings products (+86%), with unit-linked contracts up 38%, benefiting from the launch of two new contracts, and non unit-linked contracts up 112%, mainly as a result of two important single premium contracts. In Portugal, revenues increased by 11% mainly driven by the successful launch of new Investment & Savings products. In Spain, revenues were down 14% due to the decrease in Investment & Savings contracts following the strong competition of banks and a high production level in first quarter 2003. Life contracts were up 18% driven by the growth in single premium products, which benefited from increased sales through the bank-insurance channel.

AUSTRALIA/NEW ZEALAND: Revenues were 24% lower than last year. This was driven by the planned reduction in retirement income business due to tactical price increases implemented during the second half of 2003 to maximize profitability. Partly offsetting the decrease in the retirement income business were increases in individual and group life businesses, resulting in life revenues up 7%. Unit-linked premiums represented 37% of total revenues versus 29% last year.

Fees, the key performance measure for Australia's new business model, were up 20% from growth in the ipac advice business and funds under management as the improvement of investment markets drove a return of investor confidence in the market. Net retail mutual fund sales of Euro 212 million were 115% higher than last year, reflecting AXA's competitive products

----------------------
2 Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

3 As of January 1, 2004, the minority interests of Assurances La Poste have been bought out. Belgium 1Q03 Life & Savings revenues would have been Euro 30 million higher if the minority buyout had been effective as of January 1, 2003.

and positioning on external dealership listings. AXA Australia recently ranked 2nd in terms of retail net fund flows.

Overall, APE was up 1%, with significant improvement in business mix.

HONG-KONG: Revenues increased 2%. Excluding a Euro 11 million single premium transfer from external clients unit trusts to ORSO(4) in the first quarter of 2003, revenues were up 9% in the first quarter 2004 reflecting improved individual life sales driven by increased productivity. APE increased 20%, in line with the improved performance from the distribution channels. In addition, there was continued improvement in the retention rate for the quarter.


PROPERTY & CASUALTY: 28% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY GROSS WRITTEN PREMIUMS INCREASED BY 5.4% IN THE FIRST QUARTER OF 2004 TO EURO 5,631 MILLION, EVIDENCE OF THE CONTINUATION OF A FAVORABLE PRICING ENVIRONMENT AS WELL AS THE GROUP'S ABILITY TO ATTRACT NEW CLIENTS.


                                           ----------------------------------------------------------------
Three months ended                         March 31,      March 31,                   Change on a
(Euro million)                                2004          2003        Change        comparable basis
-----------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                         5 631          5 334          +5.6%             +5.4%
.. France                                    1 610          1 510          +6.6%             +6.6%
.. Germany                                   1 329          1 309          +1.5%             +1.5%
.. United Kingdom(a)                           989            913          +8.3%            +11.8%
.. Belgium                                     430            414          +3.8%             +3.6%
.. Southern Europe (b)                         750            648         +15.8%            +10.4%
.. Other countries                             523            539          -3.0%             -3.5%
-----------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2004, the Belfast Branch has been transferred from UK Property & Casualty to Ireland Property & Casualty (Euro 15 million).

(b) In Spain, AXA Seguros purchased in January 2004 the BBVA 50% stake in Direct Seguros. As a consequence, Direct Seguros is fully consolidated starting January 2004 (versus equity accounting in 2003). Spain 1Q03 Property & Casualty revenues would have been Euro 32 million higher if Direct Seguros had been fully consolidated as of January 1, 2003.

PERSONAL LINES (60% OF THE P&C PREMIUMS) showed overall growth of 4%.

Motor revenues (+4%) improved in most countries, due to moderate rate increases and positive net inflows, especially in France, Germany and Southern Europe. The UK motor revenues were down mainly as a result of the planned reduction in Personal Direct, as well as a lower share from corporate partners. In Ireland, average premiums fell as a consequence of 2003 rate reductions reflecting improved claims environment and risk selection.

Non-motor activities rose 5%, mainly driven by a strong growth in the UK (+17%) through the Egg partnership. France grew by 5%, supported by positive net inflows and tariff increases in household.

COMMERCIAL LINES (40% OF THE P&C PREMIUMS) recorded a growth of 9% due to continued tariff increases in most branches and strong new business in non-motor.

Commercial motor increased by 5% driven by Spain's very favorable fleet underwriting development and by significant rate increases associated with strict underwriting control in France. Growth in commercial non-motor of 10% was due to successful tariff increases in most countries, especially in property and liability in France, the UK and Germany.

-------------------------
4 Voluntary contribution employer sponsored retirement plans.

ASSET MANAGEMENT: 4% OF CONSOLIDATED REVENUES
---------------------------------------------

ASSET MANAGEMENT REVENUES INCREASED BY 25.5% TO EURO 743 MILLION IN THE FIRST QUARTER OF 2004, AS A RESULT OF HIGHER AVERAGE AUM (+21% COMPARED TO FIRST QUARTER 2003).



                                        --------------------------------------------------------------
Three months ended                                                                Change on a
(Euro million)                               March 31,     March 31,   Change      comparable
                                               2004         2003                     basis
------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                743          670       +10.9%         +25.5%
.. Alliance Capital                              569          537        +5.9%         +23.4%
.. AXA Investment Managers(a)                    174          133       +31.0%         +33.8%
------------------------------------------------------------------------------------------------------

(a) Excluding management and front-end fees collected by Axa Investment Managers on behalf of external distributors, gross revenues increased 28% on a comparable basis.

ALLIANCE CAPITAL: Revenues(5) were up 23% on a constant exchange rate basis as compared to 2003 due to higher average AUM (up 26%), institutional research fees and transaction fees(6). AUM of Euro 396 billion at March 31, 2004 were up by Euro 20 billion when compared to December 31, 2003, driven by positive market impact (Euro +10 billion) and a positive exchange rate impact (Euro +13 billion) offsetting negative net new money (Euro -3 billion) with outflows in institutional clients only partially offset by inflows in Retail and Private Client sectors.

AXA INVESTMENT MANAGERS: Revenues(5) increased by 34%, (including revenues earned from AXA insurance companies eliminated in consolidation, they increased by 28%), mainly due to a combination of higher average AUM (+15%) and a favorable product mix shift. Higher fees were generated by an increased proportion of third party AUM, and within this segment, a favorable product mix shift towards more profitable products..

AUM increased by Euro 13 billion from December 31, 2003 to Euro 306 billion at the end of March 2004 driven by a Euro 3.5 billion net inflow, a Euro 4.5 billion favorable market impact and a Euro 5.1 billion favorable foreign exchange rate impact.

--------------------------
5 Net of inter-company transactions.

6 Transaction fees are received by Alliance Capital when institutional or private clients execute trade orders in their portfolio accounts. They are driven by client trading activity.

INTERNATIONAL INSURANCE: 8% OF CONSOLIDATED REVENUES
----------------------------------------------------

INTERNATIONAL INSURANCE REVENUES DECLINED BY 7.3% TO EURO 1,690 MILLION ON THE BACK OF A 15.2% DECREASE IN REINSURANCE ACTIVITIES REFLECTING THE TAIL EFFECT OF AXA RE'S RESTRUCTURING PROGRAM IMPLEMENTED SINCE 2002. AXA RE'S CORE BUSINESS LINES POSTED ONLY A SLIGHT DECLINE. AXA CORPORATE SOLUTIONS ASSURANCE OPERATIONS DECREASED BY 2.3% MAINLY AFFECTED BY A SELECTIVE APPROACH IN PROPERTY.


                                                        ---------------------------------------------------------------
Three months ended                                                                                      Change on a
(Euro million)                                            March 31,       March 31,          Change      comparable
                                                              2004            2003                         basis
-----------------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                                      1 690          2 024         -16.5%            -7.3%
.. AXA RE                                                       737          1 043         -29.3%           -15.2%
.. AXA Corporate Solutions Assurance                            757            811          -6.6%            -2.3%
.. AXA Cessions                                                  77             60         +28.3%           +28.3%
.. AXA Assistance                                               109            107          +1.6%            +3.2%
.. Other transnational activities                                11              4           N/A.             N/A.
-----------------------------------------------------------------------------------------------------------------------


REINSURANCE: Revenues declined by 15% reflecting AXA RE's strategy, implemented since 2002, aiming at reducing the portfolio risk exposure and exiting non-strategic business lines. Thus, the decrease in gross written premiums was notably explained by a sharp drop in Assumed Business, and some re-underwriting of the Marine account. Otherwise, net written premiums for AXA RE's core business lines posted only a slight decline.

INSURANCE: AXA Corporate Solutions Assurance revenues decreased by 2% to Euro 757 million due to a decrease in property line (-21%), driven by reduced fronting activities in the Paris portfolio and a slight decrease in the UK portfolio. On the positive side, Motor, Marine and Liability were up 14%, 13% and 3%, respectively, benefiting from the combined effect of selective rate increases and new business.

                                       * *
                                        *

ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 775 billion in assets under management as of December 31, 2003, and reported total revenues of Euro 72 billion and underlying earnings of Euro 2,035 million for 2003. Total revenues for the first quarter of 2004 were Euro 20 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is also available on AXA Group web site: www.axa.com(7)
                                                            --------------

AXA INVESTOR RELATIONS:                AXA MEDIA RELATIONS:
----------------------                 -------------------
Matthieu Andre :    +33.1.40.75.46.85  Christophe Dufraux :    +33.1.40.75.46.74
Caroline Portel :   +33.1.40.75.49.84  Clara Rodrigo :         +33.1.40.75.47.22
Sophie Bourlanges : +33.1.40.75.46.79  Rebecca Le Rouzic :     +33.1.40.75.97.35
Kevin Molloy        +1.212.314.28.93   Jeff Tolvin :           (1).212.314.3740


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2003, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

------------------------
7 Outside of France, the website adress is : www.axa.com/default1.asp

APPENDIX 1

LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES - FIRST QUARTER 2004

                                  ------------------------   -----------------------------------------  -------------------------
                                    Gross       Change on                                                        % UL
                                   Revenues    comparable         Gross Written Premiums      Other         in Gross Revenues
                                                             ----------------------------               ------------------------
             In million euros      Q1 2004        basis      UL        Non-UL      Health    Revenues*   Q1 2004 (a)      Q1 2003
                                  ------------------------   -----------------------------------------  -------------------------

--------------------------------  ------------------------   -----------------------------------------  -------------------------
     France                         3 232       + 9.7%         535      2 286        410                  17%            12%
     United States                  2 981       + 3.8%       2 005        837         30      109         67%            54%
     United Kingdom                 1 506        +6.1%       1 081        425                             72%            70%
     Japan                          1 414       -12.0%          23      1 017        374                   2%             1%
     Germany                          857       + 6.3%          71        563        223                   8%             6%
     Belgium                          597       -15.0%          47        551                  -1          8%            12%
     The Netherlands                  317        +3.5%          90         77        149        2         28%            26%
     Spain                            108       -14.1%           3        105                              3%             8%
     Italy                            123      + 69.4%          29         93                             24%            29%
     Australia/New-Zealand            345      - 24.3%         128        149         32       36         37%            29%
     Hong-Kong                        183       + 2.5%          36        135         12                  20%            15%
     Others                           115        -8.7%          19         91          3        2         17%             6%
--------------------------------  ------------------------   -----------------------------------------  -------------------------

     TOTAL                          11 777      + 1.5%        4 067     6 328      1 233      148         35%            30%


* Other revenues include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds).

(a) Using Q1 2003 exchange rates, Q1 2004 unit-linked products would represent approximately 36% of total gross revenues compared to 30% in Q1 2003.

  ----------------------- BE LIFE CONFIDENT ---------------------------        9

APPENDIX 2
LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - FIRST QUARTER 2004

                --------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS      Investment & Savings         Life                  Health              Other premiums        Other revenues *
                --------------------------------------------------------------------------------------------------------------------
     in %     Contribution  Change ** Contribution  Change ** Contribution  Change **  Contribution Change ** Contribution Change **
                --------------------------------------------------------------------------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
France             69%       + 12%       18%            + 4%      13%         + 9%       0%
United States      72%        - 1%       17%            + 5%       1%         - 4%       6%          + 57%        4%         + 54%
United Kingdom     86%        + 4%       14%           + 25%
Japan (a)          32%       - 46%       42%            + 5%      26%        + 82%
Germany            20%       + 11%       47%            + 2%      26%        + 17%       7%           - 8%
Belgium (b)        76%       - 17%        9%            - 5%                            16%           - 7%
Netherlands        35%       + 26%       18%            - 3%      47%         - 7%                                1%         + 49%
Spain              68%       - 24%       32%           + 18%
Italy              91%       + 86%        9%            - 8%
Australia/         61%       - 37%       20%            + 7%       9%         + 6%                               11%         + 21%
  New Zealand
Hong Kong          26%        - 9%       66%            + 6%       7%        + 16%       2%           + 5%
Others             42%       - 24%       42%           + 29%      12%        + 25%       4%          + 15%        1%         + 71%
--------------- --------------------------------------------------------------------------------------------------------------------

TOTAL              63%        - 4%       23%            + 6%      10%        + 23%       3%          + 19%        1%         + 45%

* Other revenues include fees received from servicing and advisory business and fees on the sales of Mutual Funds (non-insurance business).

** On a comparable basis.

(a) Japan gross revenues include group pension business.

(b) Other premiums for Belgium include Group investment & savings and life premiums (split unavailable).

  ----------------------- BE LIFE CONFIDENT ---------------------------       10


APPENDIX 3
PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST QUARTER 2004

                  ------------------------------------------------------------------------------------------------------------------
                         Personal             Personal                  Commercial             Commercial              Other
                          Motor               Non-Motor                  Motor                  Non-Motor              lines
                  ------------------------------------------------------------------------------------------------------------------
                  % Gross   Change on     % Gross    Change on    % Gross    Change on    % Gross    Change on   % Gross   Change on
                  Revenues  comp. basis   Revenues  comp. Basis   Revenues   comp. basis  Revenues  comp. basis  Revenues    comp.
                                                                                                                             basis
                  ------------------------------------------------------------------------------------------------------------------


----------------  ------------------------------------------------------------------------------------------------------------------
France              29%       + 6%         27%         + 5%       10%         + 6%        35%         + 9%
Germany             41%       + 6%         24%         - 3%        3%         + 1%        27%        + 12%         5%        - 37%
Belgium             32%       + 3%         27%         - 4%        8%        + 21%        32%         + 6%         1%        + 68%
United Kingdom       8%      - 21%         35%        + 17%        6%         + 5%        52%        + 17%       - 1%           Ns
Ireland             63%      - 14%         14%         + 5%       23%         - 6%         0%           Ns         0%           Ns
Italy               62%       + 3%         27%         - 2%        0%        + 41%        11%        + 38%         0%           Ns
Spain               47%       + 7%         13%         + 6%       16%        + 20%        23%        + 44%         1%           Ns
Canada              37%       - 3%         15%         - 1%        9%         + 8%        39%        + 13%
The Netherlands     15%       - 9%         19%         - 4%       35%         - 6%        33%        - 16%       - 2%        - 30%
Others              54%      + 20%         30%        + 12%        0%           Ns        16%        - 36%         0%        - 85%

----------------  ------------------------------------------------------------------------------------------------------------------

TOTAL               34%       + 4%         26%         + 5%        8%         + 5%        32%        + 10%         1%        - 42%


  ----------------------- BE LIFE CONFIDENT ---------------------------       11